

Mail Stop 4720

November 3, 2016

Mr. Robert W. Cleveland
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

> **Re:** **Hamilton Lane Incorporated**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 25, 2016**
> **CIK No. 0001433642**

Dear Mr. Cleveland:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1/A filed October 25, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Expenses)

Three months ended June 30, 2016 compared to three months ended June 30, 2015, page 87

1. We note your response to our prior comment 5 and your updated discussion on page 87 and 88. Given that your investments represent approximately 55% of total assets at June 30, 2016 and equity in income of affiliates has been significant to net income attributable to HLA, including material year-over-year changes for the periods presented, please

enhance your MD&A discussion to separately present income (loss) from equity method investments in HL Funds by investment type (i.e. primary, secondary, direct/co-investment and customized separate accounts) and describe any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on income (loss). Please refer to Item 303(a)(3) of Regulation S-K for guidance.

Reconciliation of Non-GAAP Measures to Consolidated GAAP Financial Measures, page 89

2.   We have reviewed your response to our prior comment 6 and your previous responses to comments 19 through 21 from our letter dated August 17, 2016. Based on the information provided, we believe your adjustment of $20.3 million relating to compensation expense on deferred incentive fee revenue in the computation of Adjusted EBITDA and Adjusted Net Income is a normal cash operating charge and should not be excluded from your non-GAAP measures. Refer to Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures on May 17, 2016. Please revise your filing to remove this adjustment when presenting these performance measures.

Business

Assets Under Management and Advisement, page 124

3.   We note that you state in the chart on page 124, which presents number of clients, employees and AUM & AUA, that there is "predictable revenue stream from long-term relationships." Please add a footnote to explain how you define predictable revenue.

AUM, page 125

4.   We note from your response to our prior comment 8 that management evaluates the growth of the Company and trends by looking at drivers of changes in recurring revenue, which consists primarily of new client accounts added, clients lost and new specialized funds raised. For both your customized separate accounts and specialized funds, please disclose the number, amount of invested or committed capital and the dollar impact to revenue generated/lost from these accounts during the year for each period presented, by the following components:

- New client accounts added; and

- Clients lost.

Additionally, disclose capital raised for new specialized funds and quantify the impact to revenue from these new funds raised.

Hamilton Lane Advisors, L.L.C.

Consolidated Financial Statements – Years Ended March 31, 2016, 2015 and 2014

Note 3. Investments, page F-29

5.   We note your response to our prior comment 13. Given the significance of your investments, please enhance your disclosure to provide the following:

- Disclose that no industry concentration exceeded 8% and that less than 25% of the investments were domiciled outside the United States with no concentration greater than 4% in any one particular country as provided in your response.

- Disaggregate your equity method investments in HL Funds by investment type (i.e. primary, secondary, direct/co-investment and customized separate accounts).

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Kimberly K. Rubel, Esq.